Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 22 DATED DECEMBER 7, 2022
TO THE OFFERING CIRCULAR DATED MAY 9, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated May 9, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 9, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Preston Park Controlled Subsidiary - Gallatin, TN

On December 1, 2022 we acquired ownership of a “majority-owned subsidiary”, FR - Preston Park, LLC (“Preston Park Controlled Subsidiary”), for a purchase price of approximately $1,443,000 which is the stated value of our equity interest in a new investment round in Preston Park Controlled Subsidiary (“Preston Park eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in Preston Park Controlled Subsidiary, for a purchase price of approximately $12,989,000 (“Preston Park Interval Fund Investment” and, together with Preston Park Growth eREIT VII Investment, “Preston Park Investment”). Preston Park Controlled Subsidiary used the proceeds of the Preston Park Investment to acquire forty-five (45) townhomes in the planned Preston Park subdivision generally located off of Henley Lane in Gallatin, TN (the “Preston Park Property”). The Preston Park Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the Preston Park Investment and the Preston Park Property occurred concurrently.

Preston Park Controlled Subsidiary is managed by us.

Pursuant to the agreements governing Preston Park Growth eREIT VII Investment, we have authority for the management of Preston Park Controlled Subsidiary, including Preston Park Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price, paid directly by Preston Park Controlled Subsidiary.

Preston Park Property was acquired for a total purchase price of approximately $14,432,000, an average of approximately $321,000 per home. We anticipate additional hard costs of approximately $26,000 for miscellaneous minor capital expenditures and rebranding, as well as additional soft costs and financing costs of approximately $482,000 bringing the total projected project cost for Preston Park Property to approximately $14,940,000. Preston Park Property consists of 1,668 square foot 3 bedroom, 2.5 bath townhomes. Professional third-party property management will be installed to manage the Preston Park Property.

The following table contains underwriting assumptions for the Preston Park Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Preston Park	6.50%	3.00%	3.17%	4.75%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.